EXHIBIT 99.3

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)

Index to Financial Statements

Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements
Balance Sheet as of November 19, 2010	F-3
Statement of Operations for the period from July 29, 2010 (inception) to November 19, 2010	F-4
Statement of Changes in Shareholders’ Equity for the period from July 29, 2010 (inception) to November 19, 2010	F-5
Statement of Cash Flows for the period from July 29, 2010 (inception) to November 19, 2010	F-6
Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Australia Acquisition Corp.

We have audited the accompanying balance sheet of Australia Acquisition Corp. (a corporation in the development stage) (the “Company”) as of November 19, 2010, and the related statements of operations, changes in shareholders’ equity, and cash flows for the period from July 29, 2010 (inception) to November 19, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Australia Acquisition Corp. (a corporation in the development stage) as of November 19, 2010 and the results of its operations and its cash flows for the period from July 29, 2010 (inception) to November 19, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rosen Seymour Shapss Martin & Company LLP
New York, New York
November 23, 2010

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)

Balance Sheet
November 19, 2010

Assets

Current assets, cash	$1,044,606
Total current assets	1,044,606
Restricted cash held in trust	64,640,000
Total assets	$65,684,606

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$173,015
Total current liabilities	173,015
Deferred underwriting compensation	960,000
Total liabilities	1,133,015

Ordinary shares subject to possible redemption, 5,887,999 shares (at redemption value)	59,468,790

Commitments and contingencies

Shareholders’ equity:
Preferred Stock, $0.001 par value, 1,000,000 shares authorized; none issued and outstanding	—
Ordinary shares, $0.001 par value, 49,000,000 shares authorized; 8,853,333 shares issued and outstanding (includes 5,887,999 shares subject to possible redemption)	8,854
Additional paid-in capital	5,077,362
Deficit accumulated during the development stage	(3,415)
Total shareholders’ equity	5,082,801
Total liabilities and shareholders’ equity	$65,684,606

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)

Statement of Operations

The period from July 29, 2010 (Inception) to November 19, 2010
Revenue	$—
Cost of revenue	—
Gross profit (loss)	—
Formation and operating costs	(3,415)
Net loss	$(3,415)
Weighted average common shares outstanding — basic and diluted	3,115,222
Basic and diluted net loss per common share	NIL

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)

Statement of Changes in Shareholders’ Equity
The period from July 29, 2010 (inception) to November 19, 2010

	Ordinary shares		Additional Paid-In	Deficit Accumulated During the Development	Shareholders’
	Shares	Amount	Capital	Stage	Equity
Sale of ordinary shares issued to initial shareholders at July 29, 2010	3,066,667	$3,067	$21,933	$—	$25,000
Redemption of initial ordinary shares	(613,330)	$(613)	613	—	—
Sale of 6,400,000 units, net of underwriters’ discount and offering expenses (including 5,887,999 shares subject to possible redemption)	6,400,000	6,400	60,523,606	—	60,530,006
Net proceeds subject to possible redemption of 5,887,999 shares	—		(59,468,790)	—	(59,468,790)
Sale of private placement warrants	—	—	4,000,000	—	$4,000,000
Balance at November 19, 2010	8,853,333	$8,854	$5,077,362	$(3,415)	$5,082,801

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)

Statement of Cash Flows

The period from July 29, 2010 (inception) to November 19, 2010
Cash flows from operating activities:
Net loss	$(3,415)

Net cash used in operating activities	(3,415)

Cash flows from investing activities:
Cash held in trust account	(64,640,000)

Net cash used in investing activities	$(64,640,000)

Cash flows from financing activities:
Proceeds from notes payable to shareholders	$200,000
Repayment of notes payable - shareholder	(200,000)
Proceeds from sale of initial ordinary shares	25,000
Proceeds from public offering of units	64,000,000
Proceeds from sale of insider warrants	4,000,000
Payment of offering costs	(2,336,979)

Net cash provided by financing activities	$65,688,021

Net increase in cash	$1,044,606

Cash beginning of period	—

Cash end of period	1,044,606

Supplemental disclosures of non-cash financing activities:
Accrual for offering costs	$173,015
Deferred underwriter’s compensation	$960,000

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars)

Note 1 — Organization and Nature of Business Operations

Australia Acquisition Corp. (a corporation in the development stage) (the “Company”) was incorporated in the Cayman Islands on July 29, 2010. The Company was formed to acquire through a merger, stock exchange, asset acquisition or similar business transaction (“Business Transaction”) a currently unidentified business or businesses. The Company is considered to be in the development stage as defined in FASB Accounting Standard Codification (“FASB ASC”) 915  “Development Stage Enterprises,” and is subject to the risks associated with activities of development stage companies.

The Company’s efforts in identifying a prospective Target Business (as defined below) will not be limited to a particular industry or geographic region; however, it expects to focus on businesses that have their primary operations located in the Commonwealth of Australia in the targeted industry sectors, which encompasses companies that are involved in the following industry sectors: mining, financial services and media, entertainment and leisure.

As of November 19, 2010, the Company had not commenced any operations. All activity through November 19, 2010 relates to the Company’s formation and the public offering described below. The Company will not generate any operating revenues until after completion of its initial Business Transaction, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents including interest earned on amounts in the Trust Account (as defined below).  The Company has selected June 30 as its fiscal year end.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective on November 15, 2010. The Company consummated the Offering on November 19, 2010 and received proceeds of $61.49 million before deducting the Deferred Underwriting Discount (as defined in Note 5) of $960,000, net of the underwriters’ commissions of $1.76 million and offering costs and other expenses of approximately $750,000. The Company sold to the public 6,400,000 Units (as defined below in Note 3) at a price of $10.00 per Unit. Immediately prior to the consummation of the Offering, the Company consummated the private sale of 8,000,000 Insider Warrants (as defined below in Note 4) to the Company’s executive officers and directors at a price of $0.50 per Insider Warrant, generating gross proceeds of $4.0 million (the “Private Placement”). Net proceeds received by the Company from the consummation of both the Offering and the Private Placement (collectively, the “Offerings”) totaled $65.49 million before payment of the Deferred Underwriting Discount.

Upon the closing of the Offerings, $64.64 million was placed in a trust account (“Trust Account”) at J.P. Morgan Chase Bank N.A. and maintained by Continental Stock Transfer & Trust Company as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (“Investment Company Act”), having a maturity of 180 days or less, or in money market funds selected by the Company meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.  The funds in the Trust Account include $960,000 representing Deferred Underwriting Discounts that will only be released to the representative of the underwriters upon completion of a Business Transaction.  The funds in the Trust Account will not be released until the earlier of the consummation of a Business Transaction or the Company’s liquidation if the Company is unable to consummate a Business Transaction by August 15, 2012; provided, however, the Company shall be permitted to draw amounts from the interest earned on the funds in the Trust Account that the Company needs to pay its income or other tax obligations and any remaining interest that the Company needs for its working capital requirements.  The proceeds of the Offerings held outside of the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offerings, although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a Business Transaction with one or more Target Businesses that collectively have a fair market value of at least 80% of the value of the Trust Account (excluding the Deferred Underwriting Discounts and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such Business Transaction.  As used herein, “Target Business” shall mean one or more businesses or assets that the Company may target for a Business Transaction after completion of the Offering. There can be no assurance that the Company will be able to successfully effect a Business Transaction.

The Company, after signing a definitive agreement for the acquisition of one or more Target Businesses, might not submit the transaction for shareholder approval. If no shareholder approval is sought, the Company will proceed with a Business Transaction if it is approved by its board of directors and less than 92% of the public shareholders exercise their redemption rights.  The Company will conduct the redemptions without a shareholder vote pursuant to the tender offer rules.  In connection with redemptions under the tender offer rules, public shareholders properly exercising their redemption rights shall be entitled to receive a per share pro rata portion of the Trust Account (before payment of the Deferred Underwriting Discounts and excluding interest).  In the event that the Company seeks shareholder approval in connection with its Business Transaction, the Company will proceed with a Business Transaction only if a majority of the outstanding Ordinary Shares (as defined in Note 3) voted are voted in favor of the Business Transaction and less than 92% of the public shareholders exercise their redemption rights. However, the Company's officers’, directors’ or their affiliates’ participation in privately-negotiated transactions (as described in the prospectus relating to the Offering), if any, could result in the approval of a Business Transaction even if a majority of the Company’s public shareholders either vote against, or indicate their intention to vote against, or 92% or more of the public shareholders exercise or indicate their intention to exercise their redemption rights in connection with such Business Transaction. If the Company seeks shareholder approval of a Business Transaction and is deemed a foreign private issuer at such time or is otherwise required to comply with the foreign private issuer rules, the public shareholders will be required to exercise their redemption rights in accordance with the tender offer rules.  If the Company is no longer subject to the foreign private issuer rules and conducts a shareholder vote pursuant to a proxy statement under the proxy rules, the public shareholders will be able to redeem their shares in connection with such vote.  In connection with a shareholder vote and redemption under the proxy rules, if a Business Transaction is approved and consummated:  public shareholders voting in favor of or against the Business Transaction and electing to redeem Ordinary Shares shall be entitled to receive a per share pro rata portion of the Trust Account (before payment of the Deferred Underwriting Discounts and excluding interest). The Ordinary Shares subject to possible redemption have been recorded at fair value and classified as temporary equity, in accordance with FASB ASC 480-10. The Company’s Initial Shareholders (as defined in Note 4) consisting of all of the officers and directors have agreed, in the event the Company seeks shareholder approval of its Business Transaction, to vote their initial Ordinary Shares in favor of a Business Transaction. The Company’s officers and directors have also agreed to vote Ordinary Shares acquired by them in the Offering or in the aftermarket in favor of a Business Transaction submitted to the Company’s shareholders for approval.

 The Company’s memorandum and articles of association, as amended, provide that if after 21 months from the date of the prospectus relating to the Offering the Company has not completed a Business Transaction, it will go through an automatic liquidation. This has the same effect as if the Company’s board of directors and shareholders had formally voted to approve its voluntary winding up under the Companies Law in the Cayman Islands. As a result, no vote would be required from the Company’s shareholders to commence such a voluntary winding up. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering discussed in Note 3).

Note 2 — Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Development Stage Company

The Company complies with the reporting requirements of FASB ASC 915-10.

Fair Value of Financial Instruments

The fair values of the Company’s assets and liabilities that qualify as financial instruments under U.S. GAAP, approximate their carrying amounts presented in the accompanying balance sheet.

Deferred Offering Costs

The Company complies with the requirements of the SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist principally of legal fees incurred through the balance sheet date that are related to the Offering and were expensed until the Offering was completed and that have been charged to capital upon the receipt of the proceeds from the Offering.

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of ASC 260-10.  Loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company follows the provisions of ASC 740-10 which prescribes a recognition threshold and measurement attribute for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax return.  ASC 740-10 requires that the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.  There were no adjustments related to uncertain tax positions recognized during the period July 29, 2010 (inception) to November 19, 2010.

New Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

Note 3 — Public Offering

On November 19, 2010, the Company sold to the public 6,400,000 units (“Units”) at a price of $10.00 per unit. Each Unit consists of one share of the Company’s ordinary shares, $0.001 par value (“Ordinary Share”), and one Redeemable Ordinary Share Purchase Warrant (“Warrant”). Each Warrant entitles the holder to purchase from the Company one Ordinary Share at an exercise price of $11.50 commencing on the later of the completion of a Business Transaction with a Target Business and one year from the effective date of prospectus relating to the Offering and expiring five years from the date of the Business Transaction, unless earlier redeemed. The Warrants are redeemable at a price of $0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the Ordinary Shares is at least $17.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is sent. In accordance with the warrant agreement relating to the Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.  Notwithstanding the foregoing, if a registration statement covering the Ordinary Shares issuable upon exercise of the Warrants is not effective within a specified period following the consummation of a Business Transaction, the holders of the Warrants may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis.

Note 4 — Related Party Transactions

On July 29, 2010, in connection with the formation of the Company, the Company issued 3,066,667 Ordinary Shares to Ziegler Asset Partners Trust, an affiliate of Mr. Ziegler, the Company’s chairman and chief executive officer, for an aggregate of $25,000 in cash, in a private placement. In August 2010, Ziegler Asset Partners Trust entered into an agreement to transfer an aggregate of 406,334 Ordinary Shares for nominal consideration to Mr. Nader, the Company’s executive vice president, Mr. Chenoweth, the Company’s executive vice president, Mr. Streeter, the Company’s chief financial officer and executive vice president, Prof. Zimmer, a director of the Company, and Mr. O’Brien, a director of the Company.  Subsequently, on November 15, 2010, the Company redeemed from its Initial Shareholders (as defined below), at nominal cost to the Company, an aggregate of 613,330 of such initial Ordinary Shares, that the Company has cancelled.  The 2,453,333 initial Ordinary Shares that are currently outstanding include an aggregate of up to 320,000 initial Ordinary Shares that are subject to redemption by the Company to the extent that the over-allotment option is not exercised in full by the underwriters.

The Company issued an unsecured promissory note totaling $150,000 as of July 29, 2010 to Ziegler Asset Partners Pty. Ltd., an affiliate of Mr. Ziegler, the Company’s chairman and chief executive officer.  The note was non-interest bearing and payable on the earlier of July 29, 2011 or the consummation of the Offering. Due to the short-term nature of the note, the fair value of the note approximated its carrying amount at $150,000. In October 2010, Ziegler Asset Partners Pty. Ltd. advanced the Company an aggregate of $50,000, payable on demand without interest, to pay certain vendors and other costs of the Offering.  On November 19, 2010, the Company repaid in full the loan and advance.

The Company’s officers and directors purchased warrants (“Insider Warrants”) exercisable for 8,000,000 Ordinary Shares at a purchase price of $0.50 per Insider Warrant immediately prior to the date of the prospectus relating to the Offering directly from the Company and not as part of the Offering. All of the proceeds from the Private Placement were placed in the Trust Account. The Insider Warrants are identical to the Warrants included in the Units sold in the Offering, except that the Insider Warrants: were placed in escrow, subject to transfer restrictions; are non-redeemable by the Company so long as they are held by the Company’s officers and directors or their permitted transferees; and may be exercised by the Company’s officers and directors or their permitted transferees on a cashless basis.

Additionally, the Company’s officers and directors have agreed that the Insider Warrants will not be sold or transferred by them until 90 days after the Company has completed a Business Transaction. The Company believes based on a review of the trading prices of the public warrants of other “blank check” companies similar to the Company, that the purchase price of $0.50 per Insider Warrant is not less than the approximate fair value of such Insider Warrants on the date of issuance. Therefore, the Company did not record stock-based compensation expense upon the sale of the Insider Warrants.

The holders of the Company’s Ordinary Shares issued and outstanding prior to the consummation of the Offering (the “Initial Shareholders”), as well as the holders of the Insider Warrants (and underlying securities), will be entitled to registration rights pursuant to an agreement entered into on the date of the prospectus relating to the Offering. The holders of the majority of these securities are entitled to make up to two demands that the Company registers such securities. The holders of the majority of the ordinary shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these Ordinary Shares are to be released from escrow. The holders of a majority of the Insider Warrants (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Transaction. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Transaction. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

The Company agreed to pay Ziegler Asset Partners a monthly fee of $10,000 for office space and related administrative and support services, including but not limited to receptionist, secretarial and general office services, commencing on the effective date of the Offering and continuing until the earlier to occur of: (i) the consummation of a Business Transaction, (ii) 21 months or (iii) the date on which the Company ceases its corporate existence in accordance with the Company’s Memorandum and Articles of Association, as amended. Mr. Ziegler, the Company’s chairman of the board and chief executive officer, is the president of Ziegler Asset Partners.

In addition, in the event the Company is forced to liquidate and does not have sufficient funds from its remaining assets outside of the Trust Account, Mr. Ziegler has agreed to advance the Company the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the Trust Account to the Company’s public shareholders (currently anticipated to be no more than approximately $25,000) and has agreed not to seek repayment for such expenses.

Note 5 — Commitments and contingencies

The Company agreed to pay the underwriters of the Offering underwriting discounts and commissions equal to 4.25% of the gross proceeds of the Offering, 2.75% of which was paid at the closing of the Offering and 1.5% of which is payable to Cohen & Company Capital Markets, LLC, as the representative of the underwriters, solely upon consummation of a Business Transaction (the “Deferred Underwriting Discount”).  The Deferred Underwriting Discount has been deposited in the Trust Account.

The underwriters were granted a 45-day option to purchase up to 960,000 Units (over and above the 6,400,000 Units referred to above) at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments, if any.  This option expires on December 31, 2010.

On November 19, 2010, in connection with the Offering the Company sold for $100 to Cohen & Company Capital Markets, LLC, as the representative of the underwriters, an option (the “Unit Purchase Option”) to purchase 640,000 Units (equivalent to 10% of the total number of Units sold in the Offering before the exercise of any over allotment option) at an exercise price of $15.00 per Unit (150% of the public offering price). The Units issuable upon exercise of the Unit Purchase Option are identical to the Units sold in the Offering. This Unit Purchase Option is exercisable commencing on the later of the consummation of a Business Transaction and one year from the date of the Offering and expiring five years from the date of the Offering. The Company has accounted for the fair value of the Unit Purchase Option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimates that the fair value of the Unit Purchase Option is approximately $2.02 per unit using a Black-Scholes option-pricing model.

The fair value of the Unit Purchase Option is estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.73% and (3) expected life of 5 years. The Unit Purchase Option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described in Note 3 above), such that the holder may use the appreciated value of the Unit Purchase Option (the difference between the exercise prices of the Unit Purchase Option and the underlying Warrants and the market price of the Units and underlying Ordinary Shares) to exercise the Unit Purchase Option without the payment of cash.

The Company will have no obligation to net cash settle the exercise of the Unit Purchase Option or the Warrants underlying the Unit Purchase Option. The holder of the Unit Purchase Option will not be entitled to exercise the Unit Purchase Option or the Warrants underlying the Unit Purchase Option unless a registration statement covering the securities underlying the Unit Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit Purchase Option or underlying Warrants, Unit Purchase Option or Warrants, as applicable, will expire worthless.

On November 19, 2010, in connection with the Offering the Company granted Cohen & Company Capital Markets, LLC a right of first refusal to act as lead underwriter or as a co-manager with at least 50% of the economics (or, in the case of a three-handed deal, 33% of the economics) for any and all public and private equity and debt offerings by the Company or its successors, during the period commencing on consummation of the Offering and terminating 12 months after the completion of a Business Transaction but in no instance longer than 36 months from the effective date of the prospectus relating to the Offering.  Notwithstanding, such right of first refusal does not apply to offerings to be led outside of the U.S.

Note 6 — Preferred Stock

The Company is authorized to issue 1,000,000 shares of  $0.001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors.

Note 7 — Ordinary Shares

On July 29, 2010, in connection with the formation of the Company, the Company issued 3,066,667 Ordinary Shares to the Ziegler Asset Partners Trust, an affiliate of Mr. Ziegler, the Company’s chairman and chief executive officer, for an aggregate of $25,000 in cash, in a private placement. In August 2010, Ziegler Asset Partners Trust entered into an agreement to transfer an aggregate of 406,334 Ordinary Shares for nominal consideration to Mr. Nader, the Company’s executive vice president, Mr. Chenoweth, the Company’s executive vice president, Mr. Streeter, the Company’s chief financial officer and executive vice president, Prof. Zimmer, a director of the Company, and Mr. O’Brien, a director of the Company.  Subsequently, on November 15, 2010, the Company redeemed from its Initial Shareholders, at nominal cost to the Company, an aggregate of 613,330 of such initial Ordinary Shares, that the Company has cancelled.

The 2,453,333 initial Ordinary Shares that are currently outstanding include an aggregate of up to 320,000 initial Ordinary Shares that are subject to redemption by the Company to the extent that the over-allotment option is not exercised in full by the underwriters.  The Company will redeem from the Initial Shareholders, at nominal cost to the Company, a number of Ordinary Shares necessary to maintain their collective 25% ownership interest in the Company’s Ordinary Shares after giving effect to the Offering and exercise, if any, of the underwriters’ over-allotment option.